UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Xos, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98423B 108

(CUSIP Number)

Aljomaih Automotive co.

c/o Xos, Inc.

3550 Tyburn Street

Los Angeles, CA 90065

TELEPHONE: (818) 316-1890

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65305107

1.	Name of Reporting Person Aljomaih Automotive Co.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,873,217 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,873,217 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,873,217 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 17.2%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D/A is filed by Aljomaih Automotive Co. (“Aljomaih”) and Aljomaih Holding Co. (“Holding Co”) (Aljomaih and Holding Co are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(2)	The shares are owned by Aljomaih and includes 11,571,966 shares of the Issuer’s Common Stock (the “Common Stock”) that Aljomaih has the right to acquire at any time on or after November 9, 2022. Aljomaih is wholly owned by Holding Co.

(3)	Based on approximately 179,606,184 outstanding shares of the Common Stock, consisting of (i) 168,034,218 shares of Common Stock outstanding as of November 7, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2022; and (ii) an additional 11,571,966 shares of Common Stock that Aljomaih has the right to acquire at any time on or after November 9, 2022.

CUSIP No. G65305107

1.	Name of Reporting Person Aljomaih Holding Co.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,873,217 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,873,217 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,873,217 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 17.2%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D/A is filed by The Reporting Persons.

(2)	The shares are owned by Aljomaih and includes 11,571,966 shares of Common Stock that Aljomaih has the right to acquire at any time on or after November 9, 2022. Aljomaih is wholly owned by Holding Co.

(3)	Based on approximately 179,606,184 outstanding shares of the Common Stock, consisting of (i) 168,034,218 shares of Common Stock outstanding as of November 7, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2022; and (ii) an additional 11,571,966 shares of Common Stock that Aljomaih has the right to acquire at any time on or after November 9, 2022.

Explanatory Note

The statement on Schedule 13D, originally filed with the Securities and Exchange Commission on August 19, 2022, is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”).

Item 1. Security and Issuer

(a)	This Schedule 13D/A relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Xos, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3550 Tyburn Street, Los Angeles, CA 90065.

Item 2. Identity and Background

(a)

The persons and entities filing this statement are Aljomaih Automotive Co. (“Aljomaih”) and Aljomaih Holding Co. (“Holding Co”) (Aljomaih and Holding Co are herein collectively referred to as the “Reporting Persons”).

(b)	The business address of the Reporting Persons is P.O. Box 224, Dammam Postal Code 31411, Saudi Arabia.

(c)	The principal business of the Reporting Persons is operating a conglomerate in Saudi Arabia with interests in diversified industries, including automotive.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship for each of the Reporting Persons is Saudi Arabia.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own 30,873,217 shares of Common Stock as reflected in this Schedule 13D/A. The consideration used to acquire beneficial ownership of 19,301,251 shares of Common Stock consisted of securities of Xos, Inc. (now known as Xos Fleet, Inc.) (“Legacy Xos”). The Reporting Persons acquired such shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (the “Agreement”), by and among NextGen Acquisition Corporation (“Acquiror”), Sky Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”) and Legacy Xos, pursuant to which Merger Sub merged (the “Merger”) with and into Legacy Xos, hereupon the separate existence of Merger Sub ceased and Xos became the surviving company and continued in existence as a subsidiary of Acquiror, which subsequently changed its name to Xos, Inc. The Reporting Persons used personal funds in order to acquire the securities of Legacy Xos.

The consideration used to acquire 11,571,966 shares of Common Stock consisted of cash used to purchase a convertible promissory note in the principal amount of $20,000,000 (the “Note”) pursuant to a note purchase agreement (the “Note Purchase Agreement”) between the Issuer and Aljomaih. The Note is convertible into shares of Common Stock, cash or a combination of cash and Common Stock, at the Issuer’s election. The Note provides a conversion right, in which Aljomaih may, on or after November 9, 2022, elect to convert the outstanding principal amount of the Note by providing written notice to the Issuer. The conversion price for the Note will initially be equal to $2.3817 per share, subject to adjustment in certain events pursuant to the terms of the Note. Aljomaih used personal funds in order to acquire the Note.

On September 28, 2022, the Company and Aljomaih agreed to amend and restate the Note (the “Amended and Restated Note”) to, among other things, adjust the calculation of the shares of the Company’s common stock issuable as interest (the “Interest Shares”). The Amended and Restated Note provides that if (x) the 10-day volume weighted average price ending on the trading day immediately prior to the applicable payment date (the “10-day VWAP”) is greater than or equal to the Nasdaq Minimum Price (as defined in the Amended and Restated Note) or (y) the Company has received the requisite approval from its stockholders to issue Interest Shares below the conversion price or to issue more than 19.99% of the outstanding shares of Common Stock at an issue price below the Nasdaq Minimum Price, the number of Interest Shares to be issued shall be calculated based on the 10‑Day VWAP; otherwise, the number of Interest Shares to be issued shall be based on the Nasdaq Minimum Price.

Item 4. Purpose of Transaction

The information provided in response to Item 3 hereof is incorporated herein by reference.

Upon the mutual consent of Aljomaih and the Issuer on or before November 30, 2022, the Issuer has also agreed to issue and sell additional convertible notes up to a principal amount of $20,000,000 to Aljomaih, on terms and conditions to be negotiated in good faith.

The Issuer has also agreed to grant Aljomaih a right to designate one individual for nomination (the “Designated Director”) to the Issuer’s board of directors (the “Board”), subject to the approval of the Issuer and the Board and satisfaction of certain conditions. The Designated Director will be designated for nomination as a Class I director and a member of the Board as soon as reasonably practicable and shall continue as a director of the Board until the earlier of the date that (i) Aljomaih first no longer own at least 5% of the then outstanding shares of Common Stock, or (ii) is 30 days immediately prior to the next election of Class I directors (the “Director Right Termination Date”). The Designated Director will execute a written consent agreeing to resign no later than the Director Right Termination Date and upon the request of the Board in connection with a change of control. If the Designated Director ceases to serve as a member of the Board at any time prior to the Director Right Termination Date, then Aljomaih shall be permitted to nominate another individual as a Designated Director pursuant to the provisions set forth in Section 6(a) of the Note Purchase Agreement, provided that any such right to designate a replacement Designated Director shall terminate on the Director Right Termination Date or the date of resignation of a Designated Director due to a change of control.

Item 5. Interest in Securities of the Issuer

(a)	– (b) The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover page filed herewith are calculated based on approximately 179,606,184 outstanding shares of Common Stock, consisting of (i) 168,034,218 shares of Common Stock outstanding as of November 7, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 10, 2022; and (ii) an additional 11,571,966 shares of Common Stock that Aljomaih has the right to acquire at any time on or after November 9, 2022.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not affected any transactions in the Common Stock in the 60 days preceding the date of this Schedule 13D/A.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

In addition, the Issuer has agreed to give Aljomaih a right of first offer (the “Right of First Offer”) with respect to any future distribution of products or services offered by the Issuer in Cooperation Council for the Arab States of the Gulf (Saudi Arabia, Bahrain, Kuwait, United Arab Emirates, Qatar and Oman), Jordan, Iraq, Syria, Lebanon, Egypt and Yemen. The Right of First Offer will terminate upon the earlier of (i) the first date Aljomaih no longer holds 5% of the Issuer’s then outstanding shares of Common Stock, or (ii) August 9, 2025.

On September 30, 2022, the Issuer filed a registration statement registering the resale by Aljomaih of any shares of Common Stock issuable upon conversion of the Note under the Securities Act of 1933, as amended.

Item 7. Material to be Filed as Exhibits

Description

1.	Amended and Restated Convertible Promissory Note, dated as of September 28, 2022, by and between Xos, Inc. and Aljomaih Automotive Co. (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on September 30, 2022).

2.	Note Purchase Agreement, dated as of August 9, 2022, by and between Xos, Inc. and Aljomaih Automotive Co. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2022)

3.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2022

Aljomaih Automotive Co.

/s/ Nidal Ismail
Name:	Nidal Ismail
Title:	Chief Financial Officer

Aljomaih Holding Co.

/s/ Ibrahim M. Aljomaih
Name:	Ibrahim M. Aljomaih
Title:	Vice Chairman & Managing Director